CONSENT OF SRK CONSULTING (U.S.), INC.

I, Neal Rigby, on behalf of SRK Consulting (U.S.), Inc., consent to the inclusion in this registration statement on Form 40-F of NovaCopper Inc., which is being filed with the United States Securities and Exchange Commission, of references to SRK Consulting (U.S.), Inc.’s name and to the use of “NI 43-101 Preliminary Economic Assessment, Ambler Project, Kobuk, AK” dated May 9, 2011.

DATED:	March 1, 2012

SRK CONSULTING (U.S.), INC.

/s/ Neal Rigby
Name: Neal Rigby
Title: Corporate Consultant, Mining